April 26, 2005

Mr. George L. Engelke, Jr., CEO
Astoria Financial Corporation
One Astoria Federal Plaza
Lake Success, NY 11042-1085

Dear Mr. Engelke:

        I was unable to listen to Astoria’s quarterly conference call on Thursday, as I was traveling. I did, however, listen to the replay. If I was on the call live on Thursday, I would have corrected your mischaracterization that you “appreciated the fact that (PL Capital had) no concerns with the company’s performance or of management.”

        Apparently, you misunderstood the sentence in our April 20 letter to shareholders which stated, “In our opinion, this is not an issue of company performance or management’s qualifications. This is simply a case of excessive and unnecessary shareholder dilution for a management team that is already more than adequately compensated.”

        Let me clarify. We meant to indicate that we do not currently intend to take a position on the company’s performance or management’s qualifications as part of this year’s annual meeting and proxy vote. We are focused solely on defeating Proposal No. 2 only. That is unequivocally not the same as saying we have no “concerns with the company’s performance or of management” as you stated in the conference call.

        We believe every Astoria shareholder should vote against Proposal No. 2, whether they support management and are pleased with Astoria’s performance, or not. At some point, shareholders have the right to reject excessive executive compensation and benefit proposals, regardless of the shareholder’s view of management and the company. We believe a majority of Astoria’s shareholders share our view that Proposal No. 2 should be defeated.

        In the future, please refrain from making similar mischaracterizations and claims.

        Please feel free to call me (tel. no. 973-360-1666) or my partner John Palmer (630-848-1340) at anytime if you would like to discuss this further.

Sincerely, /s/ Richard Lashley Richard Lashley